Exhibit 99.1
ITURAN PRESENTS THIRD QUARTER 2023 RESULTS

Growth in subscriber revenue from continued subscriber growth leading to record EBITDA
Net subscriber growth in Q3 2023 of 48,000

AZOUR, Israel – November 27, 2023 – Ituran Location and Control Ltd. (NASDAQ: ITRN), today announced its consolidated financial results for the third quarter of 2023.

Highlights of the Third Quarter of 2023
•	Strong net subscriber growth of 48,000: a net increase in aftermarket of 45,000 and a net increase in OEM of 3,000;
•	Revenue of $81.1 million, a 12% improvement year-over-year;
•	Net income grew to $12.5 million, an increase of 24% year-over-year;
•	EBITDA reached $22.5 million, a 15% increase year-over-year;
•	Operating cash flow was reported at $20.5 million;
•	The Company declared a dividend of $5 million and the share buyback in the quarter was $1.9 million, reflecting the company's robust financial position.

Management Comment

Eyal Sheratzky, Co-CEO of Ituran said, “We are pleased with our third quarter results. The accelerated subscriber growth we have seen in recent quarters continued in the third quarter and contributed to our highest ever level of subscriber revenues. In the fourth quarter, we expect subscriber growth of between 30,000 and 35,000, which is somewhat impacted by a lack of new car sales in Israel specifically, because of the war that started near the start of the fourth quarter. However, our well-over 2 million global subscriber base, which are consistently using our services on an ongoing monthly basis, provides us with continued long-term stability and growth, as well as significant resilience. We look forward to continued solid performance for the foreseeable future.”

Continued Mr. Sheratzky, “We are very pleased to share the fruits of our ongoing profitable growth and reward our loyal shareholders for their long-term support of our company. We therefore increased our regular dividend payout starting from this quarter to $5 million.”

Third Quarter 2023 Results

Revenue for the third quarter of 2023 was $81.1 million, a 12% increase compared with revenues of $72.7 million in the third quarter of 2022. In local currency terms, third quarter revenues grew by 13% compared with that of the third quarter of last year.

74% of revenues were from location-based service subscription fees and 26% were from product revenues.

Revenues from subscription fees were a record $60.2 million, an increase of 13% over the third quarter 2022 revenues. In local currency terms, third quarter subscription fee revenue grew by 14% compared with that of the third quarter of last year.

The subscriber base amounted to 2,210,000 as of September 30, 2023. This represents an increase of 48,000 net over that of the end of the prior quarter, and a net increase of 190,000 year-over-year. During the quarter, there was an increase of 45,000 net in the aftermarket subscriber base and an increase of 3,000 net in the OEM subscriber base.

Product revenues were $20.9 million, an increase of 7% compared with that of the third quarter of last year.

Gross profit for the quarter was $39.4 million (48.6% of revenues), a 14% increase compared with gross profit of $34.6 million (47.6% of revenues) in the third quarter of last year.

The gross margin in the quarter on subscription revenues was 58.5%, compared with 57.2% in the third quarter of last year. The gross margin on products was 20.3% in the quarter, compared with 21.5% in the third quarter of last year.

Operating income for the quarter was $16.9 million, or 20.8% of revenues, reflecting a 15% increase year-over-year. In local currency terms, third quarter operating income grew at the same level at 15% year-over-year.

EBITDA for the quarter was $22.5 million (27.8% of revenues), an increase of 15% compared with EBITDA of $19.6 million (27.0% of revenues) in the third quarter of last year. In local currency terms, third quarter EBITDA grew by 14% compared with that of the third quarter of last year.

Financial expenses for the quarter were $0.1 million, compared with financial expenses of $0.7 million in the third quarter of last year.

Net income for the third quarter of 2023 was $12.5 million (15.4% of revenues) or diluted earnings per share of $0.63, an increase of 24% compared to $10.1 million (13.9% of revenues) or diluted earnings per share of $0.49 in the third quarter of last year. In local currency terms, third quarter net income grew at the same level of 24% year-over-year.

Cash flow from operations for the third quarter of 2023 was $20.5 million.

On the balance sheet, as of September 30, 2023, the Company had cash, including marketable securities, of $40.0 million and debt of $2.0 million, amounting to a net cash position of $38.0million. This is compared with cash, including marketable securities, of $28.2 million and debt of $12.2 million, amounting to a net cash position of $16.0 million, as of the end of 2022.

Dividend

The Board of Directors declared that starting from the third quarter of 2023, the Company would return to its former dividend policy which had been in place and continued until the fourth quarter of 2019, prior to the Corona shutdown. The former dividend policy, and dividend policy going forward from the current quarter, calls for the issuance of a $5.0 million dividend per quarter. This represents a 67% increase from the more recent policy of a $3.0 million dividend per quarter.

Buy Back

On August 23, 2022, Ituran announced that its Board of Directors made the decision to continue executing on the $25 million share buy-back program that was originally announced in 2019 and on February 23, 2023, the Board of Directors made the decision to increase the buy-back program by a further $10 million. As of September 30, 2023, there is remaining under the buy-back program $6.7 million. Share repurchases are funded by available cash and repurchases of Ituran's ordinary shares under SEC Rule10b-18 terms.

In the third quarter, under the program, Ituran purchased 73,000 shares for a total of $1.9 million.

Conference Call Information

The Company will also be hosting a conference call later today, November 27, 2023 at 9am Eastern Time.

On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 860 9642
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number:  +972 3 918 0609
at:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors, as well as factors related to the global COVID-19 pandemic.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance, financing industries and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to over 2 million subscribers using its location-based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 2,700 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com Deputy CEO & VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@ekgir.com EK Global Investor Relations (US) +1 212 378 8040

 ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of September 30, 2023
ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of September 30, 2023

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ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	September 30,	December 31,
(in thousands)	2023	2022
	(unaudited)

Current assets
Cash and cash equivalents	39,879	27,850
Investments in marketable securities	144	316
Accounts receivable (net of allowance for doubtful accounts)	45,481	45,821
Other current assets	51,888	48,156
Inventories	26,125	28,509
	163,517	150,652

Non- Current investments and other assets
Investments in affiliated companies	602	1,188
Investments in other companies	1,780	1,779
Other non-current assets	3,967	3,129
Deferred income taxes	12,828	11,400
Funds in respect of employee rights upon retirement	15,790	15,146
	34,967	32,642

Property and equipment, net	41,589	45,598

Operating lease right-of-use assets, net	6,991	9,905

Intangible assets, net	10,852	12,620

Goodwill	39,213	39,510

Total assets	297,129	290,927

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ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (cont.)

	US dollars
	September 30,	December 31,
(in thousands)	2023	2022
	(unaudited)
Current liabilities
Credit from banking institutions	1,729	11,845
Accounts payable	18,802	21,937
Deferred revenues	25,139	21,783
Other current liabilities	39,015	37,407
	84,685	92,972

Non- Current liabilities
Long term loan	263	345
Liability for employee rights upon retirement	21,819	21,224
Deferred income taxes	1,255	1,534
Deferred revenues	13,899	13,036
Others non-current liabilities	1,896	2,071
Operating lease liabilities, non-current	4,538	6,886
	43,670	45,096

Stockholders’ equity	163,701	145,797
Non-controlling interests	5,073	7,062
Total equity	168,774	152,859

Total liabilities and equity	297,129	290,927

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ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	US dollars		US dollars
	Nine months period ended September 30,		Three months period ended September 30,
(in thousands except per share data)	2023	2022	2023	2022
	(unaudited)		(unaudited)
Revenues:
Telematics services	175,115	155,671	60,152	53,131
Telematics products	67,055	62,453	20,901	19,533
	242,170	218,124	81,053	72,664
Cost of revenues:
Telematics services	73,627	67,455	24,985	22,716
Telematics products	53,782	48,960	16,658	15,333
	127,409	116,415	41,643	38,049

Gross profit	114,761	101,709	39,410	34,615
Research and development expenses	12,746	12,232	4,392	4,101
Selling and marketing expenses	10,108	10,025	3,502	3,445
General and administrative expenses	42,330	36,131	14,614	12,433
Other expense (income), net	127	(149)	9	(31)
Operating income	49,450	43,470	16,893	14,667
Other expense, net	(3)	-	-	-
Financing income (expense), net	101	(4,652)	(53)	(714)
Income before income tax	49,548	38,818	16,840	13,953
Income tax expenses	(10,821)	(8,998)	(3,601)	(3,080)
Share in losses of affiliated companies, net	(822)	(412)	(195)	(291)
Net income for the period	37,905	29,408	13,044	10,582
Less: Net income attributable to non-controlling interest	(1,787)	(1,877)	(530)	(518)
Net income attributable to the Company	36,118	27,531	12,514	10,064

Basic and diluted earnings per share attributable to Company’s stockholders	1.80	1.35	0.63	0.49

Basic and diluted weighted average number of shares outstanding (in thousands)	20,096	20,435	19,912	20,347

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ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Nine months period ended September 30,		Three months period ended September 30,
(in thousands)	2023	2022	2023	2022
	(unaudited)		(unaudited)
Cash flows from operating activities
Net income for the period	37,905	29,408	13,044	10,582
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	15,661	14,871	5,610	4,978
Losses in respect of trading marketable securities	57	3,840	110	68
Increase in liability for employee rights upon retirement	2,281	1,301	691	229
Share in losses of affiliated companies, net	822	412	195	291
Deferred income taxes	(1,695)	(115)	(301)	(257)
Capital loss (gain) on sale of property and equipment, net	35	(304)	(11)	(9)
Decrease (increase) in accounts receivable	(1,795)	(4,292)	1,157	759
Decrease (increase) in other current assets	(4,109)	(10,223)	2,866	(3,972)
Decrease (increase) in inventories	901	(8,810)	1,510	(4,814)
Increase (decrease) in accounts payable	(2,953)	2,576	(3,892)	2,319
Increase (decrease) in deferred revenues	4,768	1,007	(459)	465
Increase (decrease) in other current and non-current liabilities	3,561	(467)	17	761
Net cash provided by operating activities	55,439	29,204	20,537	11,400
Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(1,933)	(548)	(773)	(175)
Capital expenditures	(10,193)	(18,758)	(3,911)	(4,040)
Investments in affiliated and other companies	(556)	(690)	51	(90)
Investment in (sale of) marketable securities	99	(103)	-	-
Proceeds from (Investments in) deposits	(140)	87	(95)	(43)
Proceeds from sale of property and equipment	144	848	86	65
Net cash used in investment activities	(12,579)	(19,164)	(4,642)	(4,283)
Cash flows from financing activities
Short term credit from banking institutions, net	1,486	(148)	1,301	(49)
Repayment of long-term loan	(11,488)	(12,293)	(3,581)	(4,070)
Dividend paid	(8,618)	(8,621)	(3,001)	(2,855)
Dividend paid to non-controlling interest	(3,327)	-	(1,640)	-
Acquisition of company shares purchased by a wholly owned subsidiary	(6,613)	(5,446)	(1,896)	(2,000)
Net cash used in financing activities	(28,560)	(26,508)	(8,817)	(8,974)
Effect of exchange rate changes on cash and cash equivalents	(2,271)	(3,770)	(1,404)	(746)
Net decrease in cash and cash equivalents	12,029	(20,238)	5,674	(2,603)
Balance of cash and cash equivalents at beginning of the period	27,850	50,306	34,205	32,671
Balance of cash and cash equivalents at end of the period	39,879	30,068	39,879	30,068

In August 2023, the Company declared a dividend in an amount of US$ 3 million. The dividend was paid in October 2023.

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